
January 25, 2006

Mail Stop 3561

Paul Pedersen
President
University Girls Calendar, Ltd.
1881 Brunswick St, Ste. 311
Halifax, Nova Scotia B3J-3L8

Re: University Girls Calendar, Ltd.
Registration Statement on Form SB-2
Filed January 18, 2006
File No. 333-131087

Dear Mr. Pedersen:

        We have completed a preliminary reading of your registration statement. It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form, as described below. For this reason, we will not further process your registration statement until these material deficiencies are addressed.

        You disclose in the Description of Business section that the subsidiary, UGC Nova Scotia, had operations prior to its date of incorporation. Please revise to provide audited financial statements of this predecessor entity for 2004 and 2005 (up to the date of incorporation) as required by Note 1 to Item 310 of Regulation S-B.

        Form SB-2 requires the signatures of the principal accounting and principal financial officers, in addition to that of the principal executive officer. Please revise your signature section to provide the required signatures. If Mr. Pedersen serves in all those capacities, please list all of those positions under his signature.

        As long as it remains in its current form, we will not recommend acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.   Feel free to call Blaise Rhodes at (202) 551-3774 with any questions. We look forward to working with you to address these concerns.

Sincerely,

John D. Reynolds
Assistant Director

cc: Thomas E. Stepp, Jr. (via fax)
        949.660.9010